Exhibit 99.4

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
(Canada and U.S.) Telephone 1-800-564-6253
(International) Telephone 514-982-7555
(Canada and U.S.) Facsimile 1-866-249-7775
(International) Facsimile 416-263-9524
www.computershare.com

Fording Inc. Shareholder Proxy Form — Special Meeting which has been postponed to January 3, 2003 (the “Meeting”)

IT IS VERY IMPORTANT THAT YOU VOTE BY COMPLETING AND SIGNING THE REVERSE SIDE OF THIS PAGE.

If you have any questions or require assistance to complete this Proxy please call:
Georgeson Shareholder Communications Canada Inc.

Toll Free:	1-866-254-7864 (English) 1-866-258-7293 (French)

Notes to Proxy

1.	You should indicate your choices on the matters set out on the reverse side of this page by checking the appropriate box. If no choice is specified your common shares of Fording Inc. (“Fording” or the “Corporation”) will be voted FOR the resolutions described on the reverse side of this page, and in accordance with the proxy holders judgement with respect to amendments or variations of the matters set out in the Notice of Meeting or any other matters which may properly come before the Meeting. The common shares represented by this form of proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.

2.	To be valid, this proxy must be dated and signed by you, as the registered holder of common shares of the Corporation, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney. Please sign the proxy in the exact manner as the name appears above.

3.	If the common shares are registered in the name of more than one owner (for example, joint ownership), then all those registered should sign this proxy form.

4.	If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder. If common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the deceased shareholder must be attached to this proxy.

5.	If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6.	All shareholders should refer to the Circular and Supplement for further information regarding completion and use of this proxy and other information pertaining to the Meeting. All capitalized terms used herein and not otherwise defined herein have the meaning ascribed to them in the Circular and the Supplement.

7.	If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Richard F. Haskayne, Harry G. Schaefer, or Michael A. Grandin as your proxyholder, you must strike out their names and insert the name of that other person in the blank space provided on the reverse side of this page. The proxyholder must attend the Meeting in order to vote on your behalf.

8.	Please return your proxy, preferably by fax to toll free 1-866-249-7775 or 416-263-9524 so as to be received no later than 5:00 p.m. (Mountain Standard Time) on December 31, 2002. Although a prepaid envelope is enclosed there is no assurance that proxies returned by mail will arrive on time to be counted.

THIS IS YOUR PROXY.
PLEASE COMPLETE, FOLD AND RETURN IN THE ENVELOPE PROVIDED OR
FAX TO 1-866-249-7775

SO AS TO BE RECEIVED NOT LATER THAN 5:00 P.M. (MOUNTAIN STANDARD TIME)
ON DECEMBER 31, 2002

P I N K

This form of proxy is solicited by and on behalf of Management of Fording Inc.

Appointment of Proxy

I/We being shareholders of Fording Inc. hereby appoint(s): Richard F. Haskayne, or failing him Harry G. Schaefer, or failing him Michael A. Grandin, directors of the Corporation	OR	Print the name of the person you are appointing if the person is someone other than the Corporation’s appointees named on this form as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting of Fording securityholders which has been postponed to the 3rd day of January, 2003, and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement and hereby revokes any and all previous appointments of proxy holders and proxies previously given for the Meeting including any adjournment or postponement thereof.

Without limiting the generality of the power hereby conferred, the common shares represented by this proxy shall be voted as indicated in the appropriate box below.

1	Enhanced Arrangement Resolution	For	Against
FOR or AGAINST passing the special resolution, the text of which is attached as Appendix Ato the Supplement dated December 8, 2002 (the “Supplement”) to the Management Information Circular of the Corporation dated November 20, 2002 (the “Circular”) approving the arrangement pursuant to Section 192 of the Canada Business Corporations Act, involving, among other things, the conversion of Fording under an income trust to be known as Fording Income Trust (the “Fund”) (the “Enhanced Arrangement Resolution”).

2	Unitholder Rights Plan Resolution	For	Against
FOR or AGAINST passing the ordinary resolution, the text of which is attached as Appendix G to the Circular, approving the adoption by the Fund of a unitholder rights plan (the “Unitholder Rights Plan Resolution”).

3	Key Employee Unit Option Plan Resolution	For	Against
FOR or AGAINST passing the ordinary resolution, the text of which is attached as Appendix H to the Circular, approving the adoption by the Fund of a key employee unit option plan (the “Key Employee Unit Option Plan Resolution”).

4	Appointment of Auditors Resolution	For	Withheld
FOR or WITHHELD from passing the ordinary resolution, the text of which is attached as Appendix I to the Circular, approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, (“PWC”) as independent auditors of the Fund for the ensuing year and authorizing the trustees of the Fund to fix PWC’s remuneration (the “PWC Resolution”).

If no voting preferences are indicated above, the common shares represented by this proxy shall be voted FOR the approval of the Enhanced Arrangement Resolution, the Unitholder Rights Plan Resolution, the Key Employee Unit Option Plan Resolution and the PWC Resolution. With respect to amendments or variations of the Enhanced Arrangement Resolution, the Unitholder Rights Plan Resolution, the Key Employee Unit Option Plan Resolution and the PWC Resolution, or other matters, which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned’s proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder’s judgement. By submitting this proxy, the undersigned hereby revokes any proxy previously given.

Authorized Signature(s) — Sign Here — This section MUST be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. If this proxy is not dated, it is deemed to bear the date on which it was mailed to the shareholder.

If you do not anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the prepaid envelope provided. This form of proxy will not be valid unless it is completed and received by Fording’s Transfer Agent, Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (Mountain Standard Time) on December 31, 2002 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Please return this form of proxy preferably by fax to 1-866-249-7775 (toll free) or 416-263-9524, or by mail in the prepaid return envelope.

F D G Q	1 2 E P R	P I N K